October 18, 2024

Marie Myers
Executive Vice President and Chief Financial Officer
Hewlett Packard Enterprise Co
1701 East Mossy Oaks Road
Spring, Texas 77389

       Re: Hewlett Packard Enterprise Co
           Current Report on Form 8-K
           Filed January 19, 2024
           File No. 001-37483
Dear Marie Myers:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences